SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: June 30, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Agreement to Transfer to Sony Certain Epson Business Assets Relating to Small- and Medium-Sized TFT Liquid Crystal Display Operations"

June 30th, 2009

Seiko Epson Corporation
Sony Corporation

Agreement to Transfer to Sony Certain Epson Business Assets Relating to Small- and Medium-Sized TFT Liquid Crystal Display Operations

TOKYO, Japan, June 30, 2009 – Seiko Epson Corporation (“Epson”) and Sony Corporation (“Sony”) today announced the execution of an agreement to transfer to the Sony group certain assets of the small- and medium-sized TFT liquid crystal display (LCD) business operated by　Epson Imaging Devices Corporation (“Epson Imaging”) in the Epson group.

Epson and Sony have discussed a possible agreement in the field of small- and medium-sized TFT LCDs since their March 2009 announcement. As further detailed below, the agreement announced today calls for certain assets of the Epson group to be transferred to the Sony group, subject to receipt of necessary government approvals. Placing top priority on continuing to meet customer requirements, the sales function for small- and medium-sized TFT LCD business　 operated by Epson Imaging will first be transferred to the Sony group within 2009. Thereafter, it is planned that certain manufacturing-related assets for such business owned by Epson Imaging will be transferred to Sony Mobile Display Corporation (“SMD”) on April 1, 2010, from which time they will be operated by the Sony group.

The outline of the agreement is as follows:

To be completed within 2009 (planned)

1) Transfer of the sales function for small- and medium-sized TFT LCD business (excluding high-temperature polysilicon TFT LCDs, etc.) operated by Epson Imaging to the Sony group and secondment of sales personnel.

To commence on April 1, 2010 (planned)
2) Transfer of certain buildings and equipment and lease of certain land relating to amorphous silicon TFT LCD manufacturing from Epson Imaging (Tottori city, Tottori, Japan) to SMD.

3) Transfer of certain intellectual property, including patents, software and technical information, relating to small- and medium-sized TFT LCDs (excluding high-temperature polysilicon TFT LCDs, etc.) from Epson to the Sony group.

4) Secondment of certain Epson Imaging and other Epson group employees involved in the development, design and manufacture of small- and medium-sized TFT LCDs (excluding high-temperature polysilicon TFT LCDs, etc.) from the Epson group to the Sony group.

In addition to the Sony group’s existing expertise in sales, development, design and production of high-resolution low-temperature polysilicon TFT LCDs, the transfer of these business assets will enable Sony to fully utilize Epson Imaging and other Epson group capabilities in the field of small- and medium-sized TFT LCD sales, technology and product design and amorphous silicon TFT LCD production.  By producing a wider range of technically advanced and cost effective products, and offering comprehensive small- and medium-sized TFT LCD product lineups, the Sony group expects to enhance its customer relationships and strengthen the competitiveness of its small- and medium-sized TFT LCD business.

The Epson group will work to assure a smooth and expeditious transfer of the business assets, and will continue to work closely with the Sony group to facilitate the further growth and success of the small- and medium-sized TFT LCD business.

There will be no payment for the transfer of such business assets. No material impact on either Epson’s or Sony’s financial results for the current fiscal year for the transactions is anticipated. Any future impact on financial result for the fiscal year ending March 31, 2011 and beyond is being assessed.

About Epson and Epson Imaging
Epson is a global imaging and innovation leader that is dedicated to exceeding the vision of customers worldwide through its compact, energy-saving, high-precision technologies, with a product lineup ranging from printers and 3LCD projectors for business and the home, to electronic and crystal devices.
Led by the Japan-based Seiko Epson Corporation, the Epson Group comprises over 70,000 employees in 108 companies around the world, and is proud of its ongoing contributions to the global environment and the communities in which it operates.

Epson Imaging Devices Corporation is a leader of small- and medium-sized LCD products.

About Sony Corporation
Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $79 billion for the fiscal year ended March 31, 2009.  Sony Global Web Site: http://www.sony.net/